Invest in
Max International:

Global health leaders with a proven solution for enhancing health and longevity...

... the $1.8T Wellness Market's Best Kept Secret

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Max at a Glance



✔ More than **10 Million Bottles** Sold

✔ Groundbreaking Glutathione technology with **4 US patents** and **38 years** of research

✔ World-class leadership team with a **proven track record** scaling wellness brands into the billions

✔ **Clear growth strategy** across multiple distribution channels and territories

✔ Poised to capture one of the hottest segments of the **$1.8T wellness market**

✔ **Potential to expand** RiboCeine technology to other supplements and markets

✔ Recent human clinical trial shows Max products **resulted in up to 64.7% increase** in serum glutathione levels

Deal Terms

Min Investment: $2,000	Series A Preferred Stock	Regulation D: Rule 506c

Round Type: Series A	Round Size: $10,000,000



"It is very appropriate to consider Glutathione the master antioxidant; it is the maestro of the immune system. It is the master of the antioxidant universe."



– Dr. Jeanette Roberts
Dean of the School of Pharmacy at the University of Wisconsin

Glutathione:
The Body's Master Antioxidant

Found in all 30 trillion cells in your body

Over **75 diseases** have been linked to low levels of Glutathione, and Glutathione levels decline every year after the age of 20

Glutathione Defends Your Cells Against:	Glutathione Powers Your Cells To:
• Free radicals	• Battle Oxidative Stress
• Chemical toxins	• Reinforce Antioxidant Defense
• Radiation	• Maintain a Healthy Immune System




Glutathione:
The Body's Master Antioxidant

Found in all 30 trillion cells in your body

Over **75 diseases** have been linked to low levels of Glutathione, and Glutathione levels decline every year after the age of 20



Glutathione Defends Your Cells Against:

- Free radicals
- Chemical toxins
- Radiation
- Heavy metals
- Pollution

Glutathione Powers Your Cells To:

- Battle Oxidative Stress
- Reinforce Antioxidant Defense
- Maintain a Healthy Immune System
- Support healthier aging to assist in maximizing your lifespan

Why Glutathione Supplementation Hasn't Worked...

...Until Now



Glutathione supplements are typically broken down by the digestive system before reaching cells, rendering them useless.

UNTIL DR. HERBERT NAGASAWA MADE A BREAKTHROUGH...

RiboCeine:

Dr. Nagasawa's Breakthrough in Glutathione Delivery

Dr. Herbert Nagasawa, a renowned 97 year old medicinal chemist, dedicated his career to solving the glutathione puzzle. His groundbreaking discovery, RiboCeine, is the only scientifically proven molecule that effectively delivers cysteine to cells. It bypasses the digestive system's defenses, enabling cells to produce glutathione.

Invest Now


Max Products Offer Unparalleled Validation and Innovation in Nutritional Science

Nowhere else will you find this level of scientific validation and proprietary protection, making Max International's RiboCeine technology a significant investment opportunity in the booming health supplement market."

Patent Protected by 4 US Patents

Over 40 years of research

55 Peer-Reviewed Studies

180k PubMed Articles Written on Glutathione

The PRUVN Study on Glutathione:

Independent 3rd Party Lab, PRUVN, performed a double-blind placebo-controlled study focused on healthy adults

The Results:

Participants aged 51-60 who took RiboCeine saw a whopping **64% increase in Glutathione** levels compared to a **3.6% decrease in Glutathione** for the placebo group

Serum glutathione levels increase with RiboCeine by age



64% **+64%**
51-60 year olds



16% **+16%**
38-50 year olds

vs. placebo group after 28 days of oral supplementation

Serum glutathione levels in the intervention group vs. placebo



+26% RiboCeine

Placebo -3.6%

changes in baseline after 28 days measured in a spectrophotometric assay

MAX INTERNATIONAL
THE GLUTATHIONE COMPANY

38 Years of Validated Proof

A long history of studies showing efficacy



2024

Initial Study	Product Characterization	General Efficacy Studies	Specific Conditions Studies
		Radiation Protection	UV Protection
		Radiation Protection	Cardiovascular
		Detoxification	Hearing Loss
		Radiation Protection	Inflammatory Bowel
		Radiation Protection	Kidney Protection
		Detoxification	Kidney Protection
		Radiation Protection	Cataract
Shown to protect against oxidative stress by increasing GSH	Biodistribution	Detoxification	Sperm Count
	Dose Study	Detoxification	
Proof of concept	GSH Organ Levels		

1986

Strategic Partners

Chris Mullin

"Max products have helped me physically recover from surgery...have helped me maintain my busy lifestyle...and have helped with pain management."



About Chris:

MAX INTERNATIONAL
THE GLUTATHIONE COMPANY

Strategic Partners

Chris Mullin

"Max products have helped me physically recover from surgery…have helped me maintain my busy lifestyle…and have helped with pain management."



About Chris:

Two-time Olympic Gold Medalist & Member of the Original 1992 Dream Team

Two-time Basketball Hall of Fame Inductee

Former Professional Basketball Player, Executive, and Coach

The Brownlee Brothers

Alistair Brownlee
Jonny Brownlee

"Utilizing Max International's scientifically validated formulas, especially those enhanced with RiboCeine, has been pivotal in our training and overall well-being."



The Brownlee Brothers

Alistair Brownlee
Jonny Brownlee

"Utilizing Max International's scientifically validated formulas, especially those enhanced with RiboCeine, has been pivotal in our training and overall well-being."



Jonny & Alistair Brownlee
5 X Olympic Champions

About the Brownlee Brothers:

World-Class Professional Triathletes

Winners of Three Olympic Gold Medals, One Silver Medal, and One Bronze Medal

Winners of Multiple World and European Triathlon Championships

4.6 out of 5 Stars on Amazon

"I am amazed at the results. I work 10 hours, go home, and sleep so soundly that I dream every night. I am in REM sleep and my body is healing on a cellular level."

Josh W.



"I'm 65 years old and start each day with Cellgevity & MaxN~Fuze. After 2 hours of rollerblading I take some MaxATP to power through a full workout. This stuff works!"

Jasmine Theberge

Industry Veteran Jonathan Flicker Joins Max International as CEO

Previously scaled Guthy Renker from $30M to $1.8B in Sales



> "When I was pitched the CEO role at Max, I was interested. When I saw the technology, I had to join."
>
> – Jonathan Flicker

Jonathan's Career:

❖ Launched and managed brands generating over $12B in sales

❖ Scaled Guthy Renker from $30M to $1.8B in sales

❖ Launched Ageless Male ($150M/year) and Super Beta Prostate ($90M/year)

Max's Winning Formula:
World-Class Product + World-Class Marketing

Over 10 million bottles sold, and primed for rapid growth:

| Product Approval in 22 Countries | 3 Manufacturing Plants | Global Distribution Networks |

FOLLOWING A PROVEN SUPPLEMENT MARKETING PROCESS:

MAX INTERNATIONAL
THE GLUTATHIONE COMPANY

FOLLOWING A PROVEN SUPPLEMENT MARKETING PROCESS:

 **Phase 1:**

Network Marketing to grow sales with low fixed costs

 **Phase 2:**

DTC sales, selling via website to expand reach

 **Phase 3:**

Retail, expanding reach further and building a brand

 **Phase 4:**

Affiliate marketing, selling through Drs, one of the most trusted recommendation sources

 **Phase 5:**

Bulk sales to food manufacturers

 **Phase 6:**

World Domination

Invest Now

Tapping into the *$1.8T Global Wellness Market, Growing 5-10% Per Year*

82% of US consumers consider wellness a top priority

With an aging population, the longevity market is exploding. Consumers are seeking effective, research-backed products to optimize health and vitality. We believe Max can become the go-to brand for health-conscious consumers worldwide.

BEYOND PILLS:

The Key to Unlocking Glutathione's Potential

While we believe Max's current product potential is massive, we're not satisfied with massive. We plan to develop new delivery methods and products to bring Glutathione to the world, including:



- Gummies
- Oral concentrated drops
- Powders for drink and food additives
- Pet products
- Bulk sales as ingredient for food, pet, longevity

And, much, much more...

Join the Max Revolution as an Investor Today

By investing in Max, you're becoming part of what we believe is the next phase of human health and longevity.
Together, we aim to make the world a healthier place.

Invest Now

Explore the Max Product Lineup

You can begin the next phase in your own health journey by experiencing Max's breakthrough product lineup firsthand.

Discover More at LiveMax.com

LiveMax.com



Max International, Inc. FAQs

Why invest in startups?   ⌄

[Regulation CF](#) allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Issuance; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ⌄

[Accredited investors](#) can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   ⌄

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ⌄

Individuals over 18 years of age can invest.

How do I get a return on my investment?   ⌄

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

What do I need to know about early-stage investing? Are these investments risky? ⌄

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven

What do I need to know about early-stage investing? Are these investments risky?   ⌄

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   ⌄

The Series A Preferred Stock (the "Shares") of Max International, Inc. (the "Company") is not publicly traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ⌄

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstances, shares can be transferred to:

  i. The company that issued the securities

  ii. An accredited investor

  iii. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?   ⌄

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?   ⌄

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ⌄

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation.

How do I keep up with how the company is doing?   ⌄

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What is Issuance Express?   ⌄

What is Issuance Express?

Jumpstart Micro, Inc d.b.a. Issuance Express ("Issuance Express") is a Funding Portal registered with the SEC and a member of FINRA. Under Regulation Crowdfunding, Issuance Express acts as an intermediary platform for Issuers (companies selling securities in compliance with the regulations) and Investors (individuals purchasing securities offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever. Please see the disclosures page for more details.

What relationship does the company have with Issuance?

Once an offering ends, the company may continue its relationship with Issuance for additional offerings in the future. Issuance's affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

About The Current Raise

What's your share price?

$10

What is the minimum investment amount?

The minimum investment for this current round is $2000

What kind of shares are you issuing?

Series A Preferred Stock

How much are you raising?

We are currently raising up to $10M in this offering.

What is the current valuation of the company?

The Company is currently offering Series A Preferred stock at $10.00 per share. These shares offer a dividend and the following conversion rights: convertible to Class A Common Stock at either $8.33 per share or a 35% discount to a future offering price, whichever is lower. The price of $8.33 per share values the Company's Class A Common Stock at $50,000,000 as of May 2024. The full rights and privileges of the Series A Preferred Stock can be found in the Company's Third Amended and Restated Articles of Incorporation, a copy of which can be obtained by contacting the Company at invest@livemax.com.

Why should I invest?

By investing in Max International, Inc., you are investing in a science based supplements brand that has been selling products internationally and growing revenue by entering new markets.

How will Max International, Inc. make money?

Max International, Inc. will make money by developing and selling glutathione supplements via B2C and Multi-Level-Marketing. Expansion into new, key global markets will position the company as a product leader.

How do you plan to use the proceeds from this funding round?

The proceeds raised from this funding round will be used for building inventory, marketing, working capital, and


How do you plan to use the proceeds from this funding round?

The proceeds raised from this funding round will be used for building inventory, marketing, working capital, and expanding our operations in the US market.

What perks do I get for investing?

We are offering several perks for our investors in this round:

  i. **Time-based Equity Perks**

    1. Invest during weeks 1-4 and receive 20% bonus shares

    2. Invest during weeks 5-6 and receive 15% bonus shares

    3. Invest during weeks 7-8 and receive 10% bonus shares

    4. Invest during weeks 9-10 and receive 5% bonus shares

  ii. **Volume-based Equity Perks**

    1. Invest $2,000+ and receive 5% bonus shares

    2. Invest $5,000+ and receive 10% bonus shares

    3. Invest $10,000+ and receive 15% bonus shares

    4. Invest $25,000+ and receive 20% bonus shares

  iii. **Live Max Promo Credits**

    1. Invest $2,000+ and receive $400 credit (12 mo. expiration on website)

    2. Invest $5,000+ and receive $1,000 credit (12 mo. expiration on website)

    3. Invest $10,000+ and receive $2,000 credit (12 mo. expiration on website)

    4. Invest $25,000+ and receive $5,000 credit (12 mo. expiration on website)

  iv. **Time-based and volume-based perks are not stackable;**
    volume-based perks can stack with Live Max promo credits

When will I receive my shares?

Shares will be issued approximately 1 month after the fundraise closes.

About Max International, Inc.

What is Max International, Inc.'s core business?

Max International, Inc. currently focuses on producing seven nutritional supplement products developed to enhance the body's production of glutathione or to support the functions of glutathione which aids in removing harmful toxins from the body while rejuvenating and replenishing cellular production of glutathione and other molecules.

Where are your headquarters?

The Company is located at 68 South Main St.9th Fl., Salt Lake City, UT 84101

How many employees do you have?

We currently have 128 full and part-time employees worldwide.





MAX INTERNATIONAL
THE GLUTATHIONE COMPANY
About Traction Strategy FAQ Products Invest Now

How many employees do you have?

We currently have 128 full and part-time employees worldwide.

When will Max International, Inc. expand into additional markets and revenue streams and which ones?

Our primary business is to research, develop, market and distribute our core products ((i) Cellgevity, (ii) MaxOne, iii) MaxGXL, (iv) MaxATP, (v) MaxN-Fuze, (vi) Switch, and (vii) Max357. We have been successful in international markets and now are focused on taking market share in the US for glutathione supplements.

What is the exit plan for the company?

Our goal is to increase revenue by entering the US market. We plan to advertise and leverage e-commerce to boost sales and secure distribution throughout the country. Once we have scaled revenue and established an operational plan to mitigate high sales volume, we plan to seek out a strategic buyer (M&A), or list the company on a public exchange (IPO).

Disclosures and Risk Factors for Investors

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Disclosures   Use of Proceeds

MAX INTERNATIONAL

2024 Max International Inc. All right reserved.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. THE SECURITIES OFFERED ARE ILLIQUID AND SPECULATIVE. ALTHOUGH THE SHOW IS CALLED "GOING PUBLIC" THERE IS NO GUARANTEE THAT ANY COMPANY WILL EVER BECOME A PUBLIC REPORTING COMPANY OR LIST ON AN EXCHANGE.IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING



Disclosures and Risk Factors for Investors

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Disclosures | Use of Proceeds

MAX INTERNATIONAL
THE GLUTATHIONE COMPANY ™

About Traction Strategy FAQ Products

Invest Now

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. THE SECURITIES OFFERED ARE ILLIQUID AND SPECULATIVE. ALTHOUGH THE SHOW IS CALLED "GOING PUBLIC" THERE IS NO GUARANTEE THAT ANY COMPANY WILL EVER BECOME A PUBLIC REPORTING COMPANY OR LIST ON AN EXCHANGE.IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENT OR OTHER MATERIAL.THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.THIS AND RELATED DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE COMPANY OFFERING MATERIALS, THE WORDS "ESTIMATE", "PROJECT", "BELIEVE", "ANTICIPATE", "INTEND", "EXPECT", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTION RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH STATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

NO OFFERING DOCUMENT HAS BEEN FILED BY MAX INTERNATIONAL, INC. WITH THE SEC.NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. A PERSON'S INDICATION OF INTEREST INCLUDES NO OBLIGATION OR COMMITMENT OF ANY KIND.